# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cineverse Corp., CIK 0001173204
CUSIP: 172406308
Title of class of securities: Class A Common Stock, $0.001 Per Share ("Common Stock")
Address of issuer's principal executive offices: 224 W. 35TH ST., SUITE 500, #947, NEW YORK, New York (NY), 10001
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001276470

## Reporting persons
- Corsair Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 788,797; sole dispositive power 0; shared dispositive power 788,797; aggregate amount beneficially owned 788,797 (4.1% of the class)
- Corsair Capital Partners 100, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 116,217; sole dispositive power 0; shared dispositive power 116,217; aggregate amount beneficially owned 116,217 (0.6% of the class)
- Corsair Capital Investors, Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 34,422; sole dispositive power 0; shared dispositive power 34,422; aggregate amount beneficially owned 34,422 (0.2% of the class)
- Corsair Capital Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 939,436; sole dispositive power 0; shared dispositive power 939,436; aggregate amount beneficially owned 939,436 (4.9% of the class)
- Jay Petschek: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 939,436; sole dispositive power 0; shared dispositive power 939,436; aggregate amount beneficially owned 939,436 (4.9% of the class)
- Steven Major: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 939,436; sole dispositive power 0; shared dispositive power 939,436; aggregate amount beneficially owned 939,436 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Cineverse Corp.
Address of issuer's principal executive offices: 224 W. 35th St., Suite 500 #947, New York, NY 10001, United States

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:
Corsair Capital Partners, L.P. ("Corsair Capital")
Corsair Capital Partners 100, L.P. ("Corsair 100")
Corsair Capital Investors, Ltd ("Corsair Investors")
Corsair Capital Management, L.P. ("Corsair Management")
Jay R. Petschek ("Mr. Petschek") and
Steven Major ("Mr. Major").
Corsair Management acts as the investment manager of Corsair Capital, Corsair 100, and Corsair Investors. Messrs. Petschek and Major are the controlling persons of Corsair Management.
Address of principal business office or, if none, residence:
The principal business address for each of Corsair Capital, Corsair 100, Corsair Management, Mr. Petschek and Mr. Major is 18 East 48th Street, 20th Floor, New York, NY 10017.

The principal business address for Corsair Investors is M&C Corporate Services Ltd, Box 309, George Town, Cayman Islands KY1-1104.
Citizenship: Each of Corsair Capital, Corsair 100, and Corsair Management is a limited partnership formed under the laws of the State of Delaware. Corsair Investors is an exempted company formed under the laws of the Cayman Islands. Each of Mr. Petschek and Mr. Major is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Collectively, the Reporting Persons beneficially own 939,436 shares of Common Stock, including 83,333 shares of Common Stock underlying currently exercisable warrants.
Corsair Capital individually owns 788,797 shares of Common Stock, including 69,193 shares of the Common Stock underlying currently exercisable warrants.
Corsair 100 individually owns 116,217 shares of Common Stock, including 10,045 shares of the Common Stock underlying currently exercisable warrants.
Corsair Investors individually owns 34,422 shares of Common Stock, including 4,095 shares of the Common Stock underlying currently exercisable warrants.
Corsair Management, as the investment manager of each of Corsair Capital, Corsair 100, and Corsair Investors is deemed to beneficially own 939,436 shares of Common Stock.
Mr. Petschek, as a controlling person of Corsair Management, is deemed to individually beneficially own 939,436 shares of Common Stock.
Mr. Major, as a controlling person of Corsair Management, is deemed to individually beneficially own 939,436 shares of Common Stock.
Percent of class:
Collectively, the Reporting Persons beneficially own 939,436 shares of Common Stock representing 4.9% of all the outstanding shares of Common Stock based on the 19,124,406 outstanding shares of Common Stock as of September 24, 2025, as reported on the Issuer's Form Schedule 14A filed October 10, 2025, plus, with respect to each Reporting Person, the number of shares of Common Stock underlying currently exercisable warrants held by such Reporting Person as indicated in Item 4(a) above. The total number of shares of Common Stock underlying currently exercisable warrants held by the Reporting Persons in aggregate is 83,333.

Corsair Capital's individual ownership of 788,797 shares of Common Stock, including 69,193 shares of Common Stock underlying currently exercisable warrants, represents 4.1% of all the outstanding shares of Common Stock.

Corsair 100's individual ownership of 116,217 shares of Common Stock, including 10,045 shares of Common Stock underlying currently exercisable warrants, represents 0.6% of all the outstanding shares of Common Stock.

Corsair Investors' individual ownership of 34,422 shares of Common Stock, including 4,095 shares of Common Stock underlying currently exercisable warrants, represents 0.2% of all the outstanding shares of Common Stock.

Corsair Management's beneficial ownership of 939,436 shares of Common Stock represents 4.9% of all the outstanding shares of Common Stock.

The 939,436 shares of Common Stock deemed to be beneficially owned by Mr. Petschek represents 4.9% of all the outstanding shares of Common Stock.

The 939,436 shares of Common Stock deemed to be beneficially owned by Mr. Major represents 4.9% of all the outstanding shares of Common Stock.
Sole power to vote or to direct the vote: Not Applicable
Shared power to vote or to direct the vote:
Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 788,797 shares of common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 116,217 shares of common Stock owned by Corsair 100.

Capital Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 34,422 shares of common Stock owned by Corsair Investors.
Sole power to dispose or to direct the disposition: Not Applicable
Shared power to dispose or to direct the disposition:
Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 788,797 shares of common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 116,217 shares of common Stock owned by Corsair 100.

Capital Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 34,422 shares of common Stock owned by Corsair Investors.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A and Exhibit B on the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on October 11, 2024.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Corsair Capital Partners, L.P.: /s/ Jay R. Petschek, Jay R. Petschek, Managing Member of Corsair Capital Advisors, L.L.C., General Partner of Corsair Capital Partners, L.P. (11/11/2025)
- Corsair Capital Partners 100, L.P.: /s/ Jay R. Petschek, Jay R. Petschek, Managing Member Corsair Capital Advisors, L.L.C., General Partner of Corsair Capital Partners 100, L.P. (11/11/2025)
- Corsair Capital Investors, Ltd: /s/ Jay R. Petschek, Jay R. Petschek, Mng Mbr of Corsair Capital Mgmt, L.P., Atty-in-Fact of Corsair Capital Mgmt GP, L.L.C., Gen Ptnr of Corsair Capital Investors, Ltd. (11/11/2025)
- Corsair Capital Management, L.P.: /s/ Jay R. Petschek, Jay R. Petschek, Managing Member of Corsair Capital Management GP, L.L.C., General Partner of Corsair Capital Management, L.P. (11/11/2025)
- Jay Petschek: /s/ Jay R. Petschek, Jay R. Petschek (11/11/2025)
- Steven Major: /s/ Steven Major, Steven Major (11/11/2025)